UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

Chief Financial Officer Appointment and Convening of Extraordinary General Meeting

On November 17, 2025, the board of directors (the “Board”) of Codere Online Luxembourg, S.A. (the “Company”) appointed Marcus Arildsson as Chief Financial Officer of the Company. Mr. Arildsson will succeed Oscar Iglesias who, as previously announced, is expected to join the Company’s Board, subject to the approval of shareholders at an Extraordinary General Meeting scheduled for December 1, 2025.

Mr. Arildsson started his career in investment banking, where he spent 20 years advising corporates and private equity clients on strategic M&A and financing transactions at Arcano Partners, Merrill Lynch and Lehman Brothers in both London and Madrid. Before joining Codere Online, he was CFO of Millenium Hospitality Real Estate, a Spanish publicly listed REIT from 2023 to 2025, and CFO of Ladorian, a technology software company in the retail sector, from 2022 to 2023. Mr. Arildsson was also Director of the Investment Management business of Portuguese Sonae Sierra which has operations and real estate investments across several markets in Europe and Latin America, from 2018 to 2022. Mr. Arildsson is a Swedish citizen and graduated from James Madison University in Virginia with a BBA in International Business and holds an MBA from the Kellogg School of Management at Northwestern University in Illinois.

There are no arrangements or understandings between Mr. Arildsson and any other persons pursuant to which he was selected as Chief Financial Officer. There are no family relationships between Mr. Arildsson and any director or executive officer of the Company, and he has no direct or indirect material interest in any transaction with the Company required to be disclosed under applicable securities laws.

On November 17, 2025 the Company announced that an Extraordinary General Meeting of shareholders is to be held on Monday, December 1, 2025 at the registered office of the Company at 3:00 p.m. (Luxembourg time). The record date for the determination of shareholders entitled to vote at the meeting is November 4, 2025.

A press release regarding Mr. Arildsson’s appointment and a copy of the convening notice to the Extraordinary General Meeting are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

The information in each of the attached Exhibit 99.1 and Exhibit 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated November 17, 2025
99.2	Convening notice to the Extraordinary General Meeting to be held on December 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: November 17, 2025	By:	/s/ Aviv Sher
	Name:	Aviv Sher
	Title:	Chief Executive Officer